UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

SERVOTRONICS, INC.
(Name of Registrant as Specified In Its Charter)

STAR EQUITY FUND, LP STAR EQUITY FUND GP, LLC STAR VALUE, LLC STAR EQUITY HOLDINGS, INC. STAR INVESTMENT MANAGEMENT, LLC JEFFREY E. EBERWEIN RICHARD K. COLEMAN, JR. G. MARK POMEROY
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

 PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2023

STAR EQUITY FUND, LP

__________________, 2023

Dear Fellow Stockholders:

Star Equity Fund, LP (“Star Equity Fund”, and together with the other participants in this solicitation, “Star Equity” or “we”) is a stockholder of Servotronics, Inc., a Delaware corporation (“SVT” or the “Company”).

Star Equity Fund has concluded the only way to improve corporate governance and maximize stockholder value at SVT is to change the composition of the incumbent SVT board of directors (the “Board”). Accordingly, Star Equity Fund is seeking to replace two long tenured Board members, who have overseen a period of poor financial and operating performance, and deteriorating corporate governance.

Given SVT is a company primarily focused on the aerospace industry, it is remarkable that the Board does not have one independent director with any aerospace experience. Therefore, Star Equity Fund has nominated G. Mark Pomeroy who has significant aerospace and corporate experience at a prestigious level. Additionally, the Board lacks members with turnaround experience or track records for creating substantial stockholder value in a microcap stock. Therefore, Star Equity Fund has nominated Richard K. Coleman, Jr. for election to the Board. Star Equity Fund believes Richard K. Coleman, Jr. and G. Mark Pomeroy, if elected, would bring vital experience, new perspectives, and most importantly, a sense of urgency and commitment to taking action and improving stockholder value for ALL stockholders.

Despite recent changes in Board composition and management at the Company, Star Equity Fund does not see any evidence of a concerted effort to effectuate meaningful change. Star Equity Fund believes SVT stockholders deserve better, and Star Equity Fund aims to give stockholders an opportunity to vote for much-needed change on the Board.

For those reasons, we are seeking your support for the election of two candidates nominated by Star Equity Fund, Richard K. Coleman, Jr. and G. Mark Pomeroy, as directors at the Company’s 2023 annual meeting of stockholders scheduled to be held virtually on __________, 2023, beginning at __________ _.m. Eastern Daylight Time, which will be held online via a live webcast (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

There are currently six directors serving on the Board, all of whom have terms expiring at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only our two nominees, but also four of the Company’s nominees whose election we do not oppose, Brent D. Baird, William F. Farrell, Jr., Karen L. Howard and Evan H. Wax (the “Unopposed Company Nominees”). Star Equity and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six nominees on Star Equity’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company nominees and our nominees may do so on Star Equity’s WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote. We believe that voting on the WHITE universal proxy card provides the best opportunity for stockholders to elect all of Star Equity’s nominees and achieve the best Board composition overall. We therefore urge stockholders to use our WHITE universal proxy card to vote “FOR” our two nominees and “FOR” the four Unopposed Company Nominees.

We urge you to carefully consider the information contained in the accompanying Proxy Statement and support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The accompanying Proxy Statement and the enclosed WHITE universal proxy card are first being furnished to stockholders on or about ______, 2023.

If you have already voted for the incumbent management slate, you have the right to change your vote by signing, dating and returning a later dated WHITE universal proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact InvestorCom LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

Star Equity Fund, LP

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Star Equity’s proxy materials,

please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S.

Suite 130

Darien, CT 06820

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2023

2023 ANNUAL MEETING OF STOCKHOLDERS
OF
SERVOTRONICS, INC.
_________________________

PROXY STATEMENT
OF
STAR EQUITY FUND, LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Star Equity Fund, LP, a Delaware limited partnership (“Star Equity Fund”, and together with its affiliates named herein, “Star Equity” or “we”), and the other participants in this solicitation are significant stockholders of Servotronics, Inc., a Delaware corporation (“SVT” or the “Company”), who beneficially own, in the aggregate, 135,000 shares of common stock, $0.20 par value per share (the “Common Stock”), of the Company, or approximately 5.4% of the shares outstanding. We strongly believe that change on the Board of Directors of the Company (the “Board”) is needed to change the trajectory of SVT. SVT needs Board members with relevant experience, new perspectives, and most importantly, a sense of urgency and commitment to take action and improve stockholder value for ALL stockholders. Star Equity Fund believes the Board needs members with relevant experience in SVT’s primary aerospace business, which G. Mark Pomeroy possesses, and turnaround expertise to redirect SVT’s poor financial performance, which we believe Richard K. Coleman, Jr. can provide.

Accordingly, we are seeking your support at the Company’s 2023 annual meeting of stockholders scheduled to be held virtually on __________, 2023, at __________ _.m. Eastern Daylight Time, which will be held online via a live webcast (including any and all adjournments, postponements, continuations, or reschedulings thereof, or any other meeting of stockholders held in lieu thereof) (the “Annual Meeting”), for the following:

1.	To elect Star Equity’s two (2) director nominees, Richard K. Coleman, Jr. and G. Mark Pomeroy (each a “Star Equity Nominee” and, collectively, the “Star Equity Nominees”), to serve until the 2024 Annual Meeting of Stockholders of the Company (the “2024 Annual Meeting”) and until such directors’ successors shall have been elected and qualified;
2.	Advisory approval of the compensation of the Company’s Named Executive Officers for 2022; and
3.	Ratification of the appointment of Freed Maxick CPAs, P.C. (“Freed Maxick”) as the Company’s independent registered public accounting firm for the 2023 fiscal year.

Stockholders may also transact such other business as may properly come before the Annual Meeting or any adjournment, postponement or continuation thereof.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about ____________, 2023.

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The Company has disclosed that the Annual Meeting will be held online via a live webcast at https://meetnow.global/XXXXXXX. You may only participate in the Annual Meeting by registering in advance at _______ prior to the deadline of _:__ _.m., ____ Eastern Daylight Time on ______, 2023. In order to complete your registration request, you will need to have your voting instruction form, proxy card or other communication containing your control number available. Please see the “Virtual Meeting” section of this Proxy Statement for additional information.

Star Equity believes the terms of all six directors currently serving on the Board expire at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the two Star Equity Nominees, but also the four of the Company’s nominees we believe are most qualified to serve as directors, Brent D. Baird, William F. Farrell, Jr., Karen L. Howard and Evan H. Wax (the “Unopposed Company Nominees”). Star Equity and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six nominees on Star Equity’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Star Equity Nominees and the Company nominees may do so on Star Equity’s WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Star Equity Nominees will have the legal effect of replacing two incumbent directors. If elected, the Star Equity Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to position SVT to maximize stockholder value. However, the Star Equity Nominees will constitute a minority on the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary. However, we believe the election of our Star Equity Nominees is an important step in the right direction for enhancing long-term value at the Company. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Star Equity Nominees are elected. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than six nominees or for any combination (up to six total) of the Star Equity Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company’s nominees who we believe are most qualified to serve as directors – the “Unopposed Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or both of the Star Equity Nominees to be elected to the Board. Star Equity urges stockholders to use our WHITE universal proxy card to vote “FOR” all of the Star Equity Nominees and “FOR” the Unopposed Company Nominees.

OUR WHITE UNIVERSAL PROXY CARD WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE TWO STAR EQUITY NOMINEES AND THE FOUR UNOPPOSED COMPANY NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

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The Company has set the close of business on __________, 2023 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is 1110 Maple Street, Elma, New York 14059. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were ________ shares of the Company’s common stock, $0.20 par value per share (the “Common Stock”), outstanding and entitled to vote at the Annual Meeting.

As of the Record Date, Star Equity Fund, a Delaware limited partnership, Star Equity Fund GP, LLC, a Delaware limited liability company (“Star Equity Fund GP”), Star Value, LLC, a Delaware limited liability company (“Star Value”), Star Equity Holdings, Inc., a Delaware corporation (“Star Equity Holdings”), Star Investment Management, LLC, a Connecticut limited liability company (“Star Investment Management”), Jeffrey E. Eberwein and the Star Equity Nominees (each, a “Participant” and, collectively, the “Participants”) collectively beneficially own 135,000 shares of the Company’s Common Stock (the “Star Group Shares”). We intend to vote such shares “FOR” the election of the Star Equity Nominees and the Unopposed Company Nominees, “AGAINST” the advisory approval of the compensation of the Company’s Named Executive Officers and “FOR” the ratification of the appointment of Freed Maxick as the Company’s independent registered public accounting firm for the 2023 fiscal year.

While we currently intend to vote all of the Star Group Shares in favor of the election of the Star Equity Nominees, we reserve the right to vote some or all of the Star Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Star Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Star Equity Nominees would be elected at the Annual Meeting and that by voting the Star Group Shares we could help elect SVT nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked by the stockholder.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY STAR EQUITY AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

STAR EQUITY URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE STAR EQUITY NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD , YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE universal proxy card are available at

www.icomproxy.com/SVT

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Star Equity Nominees and in accordance with our recommendations on the other proposal(s) on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to Star Equity, c/o InvestorCom LLC (“InvestorCom”), in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail, internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As Star Equity is using a “universal” proxy card, which includes the Star Equity Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Star Equity strongly urges you NOT to sign or return any blue proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s blue proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Star Equity’s proxy materials,

please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S.

Suite 130

Darien, CT 06820

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	In late 2020, Star Equity began to research SVT as a potential investment idea, including studying its financial and operating performance as well as its corporate governance, and Star Equity has continued to monitor the Company since that time.

•	On May 14, 2021, SVT held its 2021 annual meeting of stockholders. The voting results from the meeting as disclosed in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on May 14, 2021 reflected an elevated level of “withhold” votes for all Board members, especially for Edward C. Cosgrove (39% of votes cast).

•	On June 3, 2021, Star Equity commenced acquiring shares of Common Stock based upon its view that the shares were undervalued and could appreciate meaningfully if the Company’s corporate governance and financial and operational performance improved.

•	On June 8, 2021, the Board placed the Company’s Chief Executive Officer, Kenneth D. Trbovich, on paid administrative leave pending an internal investigation, apparently relating to a complaint filed by a former employee (which is publicly available). The Company appointed Chief Operating Officer, James Takacs, as Interim Chief Executive Officer.

•	On December 21, 2021, SVT filed a Current Report on Form 8-K disclosing that the Board accepted the resignation of Mr. Trbovich as Chief Executive Officer of the Company, which took place one day prior to a scheduled Board meeting to consider Mr. Trbovich’s proposed termination. The Board also removed Mr. Trbovich as Chairman of the Board and determined that the Company did not intend to re-nominate him for election at the Company’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”).

•	On December 27, 2021, SVT filed a Current Report on Form 8-K disclosing that the Board’s internal investigation found that Mr. Trbovich committed willful malfeasance in violation of his employment agreement with the Company, “and that such willful malfeasance would have justified termination of employment pursuant to his Employment Agreement, but for his earlier resignation.” Directors Edward Cosgrove and Christopher M. Marks served on the Board during the relevant period.

•	At various points during 2021, Star Equity made numerous attempts to engage in a dialogue the Company, including Chief Financial Officer Lisa Bencel and Interim Chief Executive Officer James Takacs, regarding the Company’s performance and future plans, but never received any return telephone calls or emails. Star Equity came to the conclusion that the composition of the Board needed to change substantially for the Company’s operating and financial performance to improve and for the Board’s focus to shift towards maximizing stockholder value, and, relatedly, for corporate governance and investor relations to improve.

•	On February 28, 2022, Star Equity delivered to the Company notice of its nomination of Hannah M. Bible, BaShara (Bo) Boyd, Richard K. Coleman, Jr., John W. Gildea, Daniel M. Koch, Louis A. Parks, Robert G. Pearse, G. Mark Pomeroy and Brandon G. Stranzl for election to the Board at the 2022 Annual Meeting. Star Equity stated its belief that the terms of five directors serving on the Board would expire at the 2022 Annual Meeting but nominated additional candidates in case the Board subsequently determined to increase the size of the Board.

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•	On March 1, 2022, the Company, through its counsel, sent an email to Jeffrey E. Eberwein, Portfolio Manager of Star Equity, confirming the nomination and requesting a meeting between the Company and Star Equity.

•	On March 2, 2022, Star Equity issued a press release announcing its nomination of candidates for election to the Board at the 2022 Annual Meeting, and urged the incumbent Board not to take any actions to encumber this right or jeopardize stockholder value before stockholders had the opportunity to vote for new representation on the Board.

•	From March 3, 2022 to March 8, 2022, the Company and Star Equity worked to finalize a mutually convenient date and time for the initial meeting.

•	On March 14, 2022, Mr. Eberwein, Ms. Bible, and Mr. Coleman participated in a conference call with Mr. Takacs, Ms. Bencel, Mr. Cosgrove, and Christopher Marks from the Company, with counsel to Star Equity and the Company also on the call. Mr. Eberwein discussed how Star Equity arrived at its investment in the Company, the experience of Star Equity and its nominees in finance, operations, and corporate governance, and unsolicited input received by Star Equity from other stockholders since Star Equity’s press release indicating its dissatisfaction with the Board and management. Mr. Eberwein also discussed Star Equity’s desire for a resolution involving, among other things, a refreshed Board including a mix of new and incumbent directors. Mr. Eberwein noted that if Star Equity and the Company were unable to achieve a reasonable resolution that benefits stockholders, Star Equity intended to pursue its nomination through the 2022 Annual Meeting, and if necessary, in subsequent years. Later that day, Mr. Eberwein sent the Company parameters for a potential settlement, which included, among other things, the addition of four new directors to the Board, three incumbent directors not running for re-election at the 2022 Annual Meeting and the elimination of the Company’s stockholder rights plan (or “poison pill”).

•	On March 31, 2022, the Company issued its year-end 2021 earnings release touting record operating cash flow and year-end cash, lower operating costs, and net income growth. In Star Equity’s view, these statements were misleading as to the Company’s performance, because the financial metrics highlighted by the Company were principally driven by the receipt of government funds via Payback Protection Program loans and employee retention credits rather than by improvements in the Company’s operating performance. Also on March 31, 2022, the Company’s counsel informed Star Equity’s counsel that as part of the Company’s publicly announced board refreshment process it would be willing to interview up to four of the candidates nominated by Star Equity.

•	On April 5, 2022, the Company’s counsel clarified that interviews of Star Equity candidates would not be in the context of settlement discussions and SVT did not have any response on Star Equity’s settlement proposals. Subsequently, Star Equity suggested the Company initially interview Mr. Pomeroy and Ms. Bible.

•	On April 8, 2022, Star Equity issued a press release in which it emphasized the misleading nature of certain statements in the Company’s earnings release and urged the Company to schedule its 2022 Annual Meeting as soon as possible.

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•	On April 14, 2022, after Star Equity informed the Company it would put forward Mr. Pomeroy and Ms. Bible, the Company interviewed each of Mr. Pomeroy and Ms. Bible, but provided no follow up communications or feedback to either Star Equity or the nominees themselves regarding their director candidacy.

•	On April 21, 2022, the Company announced its appointment of William Farrell as its Chief Executive Officer and also announced Mr. Farrell would be nominated as a director at the 2022 Annual Meeting.

•	On April 27, 2022, the Company announced the appointment of Karen Howard and Mr. Wax to the Board, the resignation of Jason Bear from the Board, the accelerated termination of its poison pill by five months, and the naming of independent director Christopher Marks as Chairman of the Board; the Company also made several changes to its Amended and Restated By-Laws (the “Bylaws”), including:

1)	Advancing the nomination deadline, which reduces stockholder flexibility and affords the Board more time to develop defensive entrenchment strategies;
2)	Requiring each director nominee submit a written questionnaire only available upon written request to the Company, giving the incumbents even further advance notice of any potential dissident nomination; and
3)	Imposing additional requirements on any nominating stockholder to disclose further information about their share ownership and knowledge of voting arrangements and other similar agreements.

•	On April 29, 2022, the Company filed its preliminary proxy statement with the SEC, including the nomination of Edward Cosgrove, William Farrell, Lucion Gygax, Karen Howard, Christopher Marks, and Evan Wax for election to the Board.

•	On May 13, 2022, Star Equity announced its acknowledgement of changes to the Board’s composition, which Star Equity believes were made in response to its campaign; Star Equity also announced its dissatisfaction with the Company simultaneously making several changes to the Bylaws to erect barriers to stockholders nominating qualified candidates for election to the Board.

•	On May 14, 2022, Star Equity notified the Company of the withdrawal of its nomination of candidates for election to the Board at the 2022 Annual Meeting, but indicated it would continue to monitor the Company’s progress on improving operational and financial performance and corporate governance.

•	On May 24, 2022, Star Equity issued a press release encouraging SVT stockholders to vote “WITHHOLD” on the re-election of Mr. Cosgrove and Mr. Gygax. Additionally, multiple frustrated stockholders reached out to Star Equity expressing their support for Star Equity’s withhold campaign.

•	On June 10, 2022, SVT held the 2022 Annual Meeting.

•	On June 15, 2022, SVT filed a Current Report on Form 8-K disclosing the results of the 2022 Annual Meeting, at which 54% and 51% of votes cast voted “WITHHOLD” on Messrs. Cosgrove and Gygax, respectively; in addition, the majority of stockholders voted against the approval of the Company’s 2021 executive compensation in a non-binding vote.

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•	On June 23, 2022, Star Equity issued a press release highlighting the 2022 Annual Meeting results showing a high level of stockholder frustration despite the recent changes and called on both Messrs. Cosgrove and Gygax to resign from the Board immediately. Star Equity further noted the majority of stockholders voted “against” say on pay despite recent changes to the Board’s composition.

•	On October 20, 2022, Star Equity privately presented the Company’s CEO and Board with a preliminary, non-binding indication of interest (the “Proposal”) to explore a potential combination of Star Equity Holdings and SVT, subject to executing a non-disclosure agreement and further due diligence. Star Equity also indicated it would be willing to pay a premium to SVT’s October 19, 2022 closing Common Stock price. Star Equity believed the proposed combination could be highly beneficial for SVT stockholders due to:

1)	Significant opportunities for public company overhead reduction by combining the two companies;
2)	Increased focus from operating management team on growing their business with fewer public-company-related distractions; and
3)	Significant opportunities for collaboration with the seasoned business leaders at Star Equity’s current portfolio companies.

•	On October 21, 2022, Mr. Farrell confirmed receipt of the Proposal and confirmed he shared it with the Company’s other directors.

•	Between October 21, 2022 and October 26, 2022, Mr. Coleman, the CEO of Star Equity Holdings, emailed and called the Company’s CEO, Mr. Farrell, to discuss the Proposal. Mr. Farrell did not respond to these requests.

•	On October 28, 2022, Mr. Farrell sent an email to Mr. Coleman acknowledging receipt of his email and voicemail. Mr. Farrell noted the Board had met and was considering the Proposal and that he would have a response to Mr. Coleman by November 4, 2022.

•	On November 1, 2022, Mr. Farrell issued a public letter to the Company’s stockholders vaguely describing his optimism for the future of SVT under his leadership.

•	On November 2, 2022, Mr. Farrell responded to the Proposal declining to engage in conversations vaguely citing “significant risks” and the need to “safeguard shareholders’ best interests” without even attempting to engage with Star Equity to learn more or provide details about the Proposal.

•	Also on November 2, 2022, Star Equity crossed 5% ownership of the Common Stock.

•	November 14, 2022, Star Equity filed its initial Schedule 13D with the SEC disclosing ownership of approximately 5.16% of the outstanding shares of Common Stock and issued a press release condemning the inaction of the Board with regard to the Proposal and questioned the Board’s commitment to its fiduciary duty to SVT stockholders.

•	On November 16, 2022, SVT issued a press release responding to Star Equity, citing the Board’s commitment to its fiduciary duty to stockholders and delivering superior long-term results via its strategic plan.

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•	On January 6, 2023, Star Equity requested from the Company its form of director questionnaire in accordance with the Bylaws.

•	On January 9, 2023, Star Equity received the director questionnaire from the Company.

•	On February 9, 2023, Star Equity delivered a letter (the “2023 Nomination Letter”) to the Company in accordance with its organizational documents, nominating Hannah M. Bible, BaShara (Bo) Boyd, Richard K. Coleman, Jr., John W. Gildea, Robert G. Pearse, and G. Mark Pomeroy for election to the Board at the 2023 Annual Meeting. Also on February 9, 2023, Star Equity filed its amendment no. 1 to the Schedule 13D with the SEC announcing the nomination of its highly qualified director nominees and an ownership of approximately 5.38% of the outstanding shares of Common Stock.

•	On February 14, 2023, Star Equity filed its amendment no. 2 to the Schedule 13D with the SEC issued a press release announcing its director nominations and stressed the need for further change to the Board in order to improve outcomes for stockholders.

•	On February 15, 2023, the Company filed a Current Report on Form 8-K disclosing the appointment of Mr. Baird to the Board and the resignation of Mr. Gygax from the Board; Star Equity also read in the 8-K filing that Mr. Baird had entered into a voting agreement with the Company whereby he would vote “for” all incumbents including Mr. Cosgrove.

•	On February 17, 2023, Mr. Coleman sent a letter to Mr. Farrell asking to schedule a management meeting and tour of the Company’s facilities to gain a more thorough understanding of the Company’s operations and facilitate communication between Star Equity and SVT.

•	On February 21, 2023, Mr. Farrell sent a letter to Mr. Coleman declining Star Equity’s request for a management meeting and tour of the Company’s facilities, stating the proposed meeting would be “highly inappropriate in light of Star Equity’s recent actions.” Star Equity believes the “recent actions” referenced by Mr. Farrell refer to Star Equity’s efforts to effectuate change to the Board’s composition.

•	On March 7, 2023, Mr. Eberwein had a telephone call with Mr. Wax expressing his dissatisfaction with how Star Equity’s 2022 nominees were treated by the incumbent Board, who interviewed Mr. Pomeroy and Ms. Bible but provided no feedback after those interviews; instead the Company issued a press release announcing Mr. Wax’s and Ms. Howard’s appointment and ceased all communication with Star Equity and its nominees. Mr. Eberwein urged Mr. Wax to consider Star Equity’s nominees more carefully in 2023 – especially Mr. Pomeroy given his strong aerospace expertise, which is nonexistent on the Board. Mr. Eberwein also expressed his disappointment that the Company’s CEO and CFO have not attempted to meaningfully engage with Star Equity or even have the courtesy to return Mr. Eberwein’s telephone calls for a long period of time.

•	Later on March 7, 2023, Mr. Eberwein followed up his earlier telephone call with an email correspondence to Mr. Wax and Mr. Baird requesting the Company review the resume of Mr. Pomeroy, one of the Star Equity Nominees.

•	On March 10, 2023, Mr. Wax contacted Mr. Pomeroy to schedule an interview with members of the Company’s Nominating and Corporate Governance Committee.

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•	On March 16, 2023, Star Equity mailed to the Company a record date supplement to the 2023 Nomination Letter in accordance with the Bylaws.

•	On March 23, 2023, members of the Nominating and Corporate Governance interviewed Mr. Pomeroy.

•	On March 24, 2023, the Company filed its preliminary proxy statement with the SEC. Star Equity noted the unusual timing of this filing which would typically be filed after the Company filed its Form 10-K report for 2022 and merely one day after interviewing Mr. Pomeroy regarding his potential service on the Board.

•	On March 29, 2023, Star Equity delivered a notice notifying the Company of the withdrawal of each of Messrs. Gildea, Koch, Park, Pearse and Stranzl and Mses. Bible and Boyd as a nominee for election to the Board at the Annual Meeting. The nomination for Messrs. Coleman and Pomeroy for election to the Board at the 2023 Annual Meeting remains in full force and effect.

•	On March 29, 2023, Star Equity filed its preliminary proxy statement with the SEC.

•	On March 30, 2023, the Company announced the Board authorization of a review of strategic alternatives for the Company’s Consumer Products Group division (the “CPG”).

•	On March 31, 2023, the Company filed its Form 10-K with the SEC.

•	On April 4, 2023, the Company issued a press release describing its strategic vision for maximizing long-term shareholder value. The Company also published a presentation on its strategic vision.

•	On April 5, 2023, Messrs. Marks and Farrell held a video call with Messrs. Eberwein and Coleman to discuss SVT’s 2022 results and recent announcements regarding exploring strategic alternatives for CPG and issuance of the Company’s presentation of its strategic vision. Messrs. Eberwein and Coleman asked about the use of proceeds from the sale of CPG and noted SVT’s plan to grow its Advanced Technology Group division through accelerated investment and potential acquisitions is highly risky given the lack of aerospace expertise on the Board and given management’s lack of track record in turning around and growing a microcap company like SVT and its lack of M&A experience.

•	Later on April 5, 2023, the Company filed its revised preliminary proxy statement with the SEC.

•	On April 17, 2023, Star Equity filed this revised preliminary proxy statement with the SEC.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT SIGNIFICANT CHANGE TO THE BOARD IS NEEDED NOW

In connection with its investment in SVT, Star Equity Fund has conducted due diligence on the Company and its business based solely on public information. In so doing, we analyzed the Company’s operating and financial performance in the aerospace components and consumer products sectors in which it operates. In addition, we thoroughly analyzed the Company’s corporate governance. We also attempted to engage with management and the Board on the pressing issues we identified. We have been disappointed by the Board’s failure to adequately address those issues and we do not believe the Board as currently composed will take the necessary steps to maximize opportunities for value creation or enhance corporate governance at SVT. As a result, we believe that change is needed on the Board and we have nominated two highly qualified director candidates, Mark Pomeroy and Richard Coleman, as the Star Equity Nominees for election to the Board at the Annual Meeting, who we believe would bring significant and relevant experience, new insight, and fresh perspective to the Board.

We believe that the Star Equity Nominees should replace incumbent directors Edward Cosgrove and Christopher Marks, the Company’s longest tenured directors, who have overseen a period of value destruction, unimproved financial and operating performance, and poor corporate governance and management oversight. In particular:

➢	We are concerned with the incumbent Board’s poor corporate governance under the stewardship of Mr. Cosgrove and Mr. Marks. We believe new directors who are open-minded, have aerospace and engineering backgrounds, and are fully committed to exploring and pursing paths to enhance stockholder value are needed on the Board;
➢	We are concerned with the Company’s failure to adequately address its underperforming Consumer Products Group division; and
➢	We are concerned with the Board’s and management’s lack of urgency in taking actions we believe are needed to increase stockholder value.

SVT Has a History of Poor Performance

The Company has a long history of underperformance. The Company’s total stockholder returns over the last 3-, 5-, and 10-year periods have significantly underperformed relative to both the S&P 500 and Russell 2000 Indices.

Total Stockholder Return
	10-Yr	5-Yr	3-Yr
SVT (1) (2)	51.4%	-1.9%	5.0%

S&P 500 Index (1) (2)	223.6%	56.2%	24.7%
Russell 2000 Index (1) (2)	136.3%	21.9%	9.3%

Source: Bloomberg

(1) 10-, 5-, and 3-year returns as of 12/31/2022.

(2) With dividends reinvested.

We believe change on the Board is critical to ensure renewed focus and commitment on delivering stockholder value.

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We are Concerned with SVT’s Poor Corporate Governance

We are concerned that the Company’s poor corporate governance severely limits the Board’s ability to focus on stockholder rights and value maximization and exercise its fiduciary duty to all stockholders.  The Board has a track record of poor corporate governance as reported by leading proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”). These firms have cited numerous issues with the Board. In 2021, the Board was deemed to not be composed of a majority of independent directors, with one being an insider, and two being owners of companies that have received revenues from SVT for services conducted in 2020. One of these directors, Edward Cosgrove, remains on the Board and, in our view, should not be considered an independent director given payments his law firm has received from the Company over the last 10 years totaling $1.3 million.

Notably, the Company has made recent changes to the composition of the Board, but we believe that these changes, other than the addition of Mr. Farrell, were only made in response to the pressure we placed on the Board through our director nominations and campaigns at the 2022 Annual Meeting and this year’s Annual Meeting. While this is a welcomed change, we strongly believe that the addition of the Star Equity Nominees to the Board is needed to ensure that the Company continues to improve its corporate governance and accountability.

Additionally, the Board has taken steps to make the director nomination process more difficult for stockholders, harming stockholder rights and further entrenching themselves. On April 22, 2022, the Board amended and restated its By-laws (the “Bylaws”) to, among other things, advance the nomination deadline under the Bylaws and add a requirement that each director nominee submit a written questionnaire only available upon written request to the Company, giving the incumbents advance notice of any dissident nomination. We believe these measures, as well as the recent changes to the composition of the Board, were taken by the Board in response to our nomination of director candidates last year and are telling about the priorities and interests of the Company’s incumbent directors, and the ends the Board will go to in order to maintain the status quo, which Cosgrove and Marks have rested upon for years. In addition, stockholders are only able to call special meetings if they hold a majority of shares outstanding.

The Board should not be able to utilize the Company’s corporate machinery to insulate itself and prevent change that would benefit all stockholders. If elected, the Star Equity Nominees will work hard to improve corporate governance at SVT.

The Company Has Inadequately Addressed the Poor Performance of the CPG Segment

The incumbent Board has overseen and continued to support the Company’s unprofitable CPG segment without taking meaningful action to maximize stockholder value. CPG has sustained operating losses each year since 2011 and its revenue has declined 28% from FY 2011 to FY 2021. This segment even recorded negative gross margin for FY 2019. The Board should have acted long ago to either make the CPG segment more profitable or consider alternatives to maximize value for stockholders. The Company had failed to communicate to stockholders a concrete plan to address this ailing segment until March 30, 2023, the day after Star Equity filed its preliminary proxy.

We believe the Company’s public announcement of a review of strategic alternatives for CPG is risky and further evidences the Board’s lack of M&A experience and desire to entrench themselves at the expense of stockholders. In our opinion, the Company should have marketed CPG much sooner and announced a sale upon close rather than making an announcement at the beginning of a process. Announcing a strategic review at the beginning of a sale process risks employees leaving and current and potential customers reassessing their relationship with CPG. Further, should CPG fail to be sold following this public announcement stockholder value will be harmed. The only stakeholders an announcement of this nature helps are an entrenched incumbent Board looking to create the illusion of action. While we are pleased with the Board’s intent to divest CPG, the way they have gone about it shows their lack of M&A expertise and their true goal, which is to stay in power even if stockholder interests are harmed.

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We Believe the Company Has Not Properly Communicated With or Addressed the Concerns of its Stockholders

The Company has markedly poor communication with its stockholder base. In our experience, the Company does not return stockholder phone calls or e-mails, discloses only the bare minimum to its stockholders, and does not issue full earnings releases or conduct earnings conference calls. The Company does not present at investor conferences and their investor relations website does not allow investors to sign up for e-mail news alerts. This lack of disclosure and engagement with stockholders makes it extremely difficult for stockholders to understand the context surrounding its financial results as well as the challenges and opportunities facing the Company now and in the future, and for stockholders to voice their concerns to management and the Board. We believe that the Board should make an earnest effort to prioritize proper communication with stockholders and properly market the stock to investors.

In a similar vein, the Company has not sufficiently addressed clear stockholder frustration with the Company’s direction. For example, at the 2022 Annual Meeting, SVT’s stockholders voted in line with our “withhold” campaign, with a majority of the votes cast voting “withhold” on the incumbent directors Mr. Cosgrove and Mr. Gygax. Many companies have auto-resignation provisions in their bylaws whereby directors must resign if the withhold vote is greater than 50% of all votes cast, but not SVT. Further, the Board did not take any action throughout 2022 on those directors despite a clear signal from stockholders. Mr. Gygax did not resign until February 2023 and Mr. Cosgrove still remains on the Board. On top of this, the Company’s “say on pay” proposal failed to obtain the affirmative vote of a majority of the votes cast, without an adequate response from the Company.

We Are Concerned with the Company’s Lack of Urgency to Increase Stockholder Value

On October 20, 2022, we privately presented the Company’s CEO and the Board with a preliminary, non-binding indication of interest (the “Proposal”) to explore a potential combination of our affiliate Star Equity Holdings (Nasdaq: STRR) and the Company, subject to executing an NDA and further due diligence. We believe Star Equity Holdings would be an excellent merger partner for the Company because the combination of the two companies would create significant value for both SVT and Star Equity Holdings stockholders through the reduction of public company and corporate overhead costs, increased operational focus and efficiency, and ample opportunities for collaboration with Star Equity Holdings’ experienced business leaders. We also indicated we would be willing to pay a premium to SVT’s October 19, 2022 closing Common Stock price, subject to further due diligence. Although the Board acknowledged receipt of the Proposal, they did not respond for over ten days and would not return multiple phone calls placed to the Company. Then, on November 1, 2022, the Company’s CEO, William Farrell, issued a public letter to stakeholders vaguely describing his optimism for the future of SVT under his leadership. On November 2, 2022, the Board finally responded to our proposal after declining to engage in conversations with us, citing “significant risks” and the need to “safeguard shareholders’ best interests.” The Board’s failure to even speak with us to learn more about the Proposal and our thoughts on its value for SVT stockholders shows a lack of appropriate steps to explore all potential avenues to enhance value for stockholders. While Mr. Pomeroy and Mr. Coleman are Star Equity’s nominees, if placed on the Board their fiduciary duties would be to ALL SVT stockholders.

We believe these signs indicate that the Board is still not properly aligned with stockholders and is more focused on entrenching themselves than on maximizing value for all stockholders.

OUR TWO NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS.

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PROPOSAL 1

ELECTION OF DIRECTORS

There are currently six directors serving on the Board, all of whom have terms expiring at the Annual Meeting. According to the Company’s proxy statement, the Board has nominated six director nominees for election at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two Star Equity Nominees, Richard K. Coleman, Jr. and G. Mark Pomeroy for terms ending at the 2024 Annual Meeting. Your vote to elect the Star Equity Nominees will have the legal effect of replacing two incumbent directors of the Company with the Star Equity Nominees. If elected, the Star Equity Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value. However, we believe the election of the Star Equity Nominees is an important step in the right direction for enhancing long-term value at the Company. There is no assurance that any incumbent director will serve as a director if our Star Equity Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect not only the two Star Equity Nominees, but also the four Unopposed Company Nominees. This proxy statement includes the notice information required to be provided to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement includes the names of all nominees for whom we intend to solicit proxies. Further, we intend to solicit the holders of Common Stock representing at least 67% of the voting power of the Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE STAR EQUITY NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Star Equity Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Star Equity Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Star Equity Nominees. Both of the Star Equity Nominees are citizens of the United States of America.

Richard K. Coleman, Jr., age 66, currently serves as Chief Executive Officer at Star Equity Holdings (NASDAQ: STRR), a diversified holding company, since April 2022 after joining the Company as Chief Operating Officer in January 2022. Mr. Coleman has served on the board of directors of Star Equity Holdings since April 2022. Previously, Mr. Coleman was the President and Chief Executive Officer of Command Center, Inc. (n/k/a HireQuest, Inc. (NASDAQ: HQI)) (“Command Center”), a provider of on-demand flexible employment solutions, from April 2018 to July 2019; President and Chief Executive Officer of Crossroads Systems Inc. (OTCQX: CRSS) (“Crossroads Systems”), an intellectual property licensing company, from 2013 to July 2017, and Principal Executive Officer from August 2017 to April 2018; and Chief Executive Officer of Vroom Technologies Inc., a leading provider of sales and marketing effectiveness solutions for the telecommunications industry, from 1999 to 2000. Mr. Coleman began his career as a Telecommunications Systems Officer in the United States Air Force. Mr. Coleman was a member of the board of directors of Hudson Global, Inc. (NASDAQ: HSON) (d/b/a “Hudson RPO”), a global recruitment process outsourcing company providing recruiting solutions that target worldwide industry talent, from 2014 to January 2022; Command Center from April 2018 to July 2019; Crossroads Systems from 2013 to December 2017; Ciber, Inc. (formerly NYSE: CBR) (n/k/a CMTSU Liquidation, Inc.), a leading global information technology company, from 2014 to December 2017; On Track Innovations Ltd. (formerly OTC: OTIV), one of the pioneers of cashless payment technology, from 2012 to 2014; NTS, Inc. (formerly NYSE: NTS), a holding and managing company providing, through its subsidiaries, integrated communications services which include voice, video and data, from 2012 to 2014; and ATRM Holdings, Inc. (formerly NASDAQ: ATRM), a manufacturer of modular housing units for commercial and residential applications and now a wholly owned subsidiary of Star Equity Holdings, from 2013 to 2014. Mr. Coleman received his M.B.A. from Golden Gate University and his B.S. in Management from the United States Air Force Academy. He is also a graduate of the USAF Communications Systems Officer School and Harvard University’s Strategic Marketing Management Program.

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We believe that Mr. Coleman’s experience as a high-performance executive with a track record of increasing revenues, profits and stockholder value for public and private companies, and his public company board experience, will make him a valuable addition to the Board.

G. Mark Pomeroy, age 65, currently serves as the President of Pomme Ventures, LLC, a company that invests, advises and consults with start-up companies in aerospace, energy and medical devices, since June 2018. In this capacity, Mr. Pomeroy is the former Chief Innovation Officer of Red Tiger Investments, LLC, a start-up developing public private partnerships for the creation of innovation districts in progressive municipalities, from July 2018 to December 2022, and the former Chief Operating Officer of Maxwell Biosciences, Inc., a start-up developing a new drug class of anti-infective and oncological treatments, from May 2019 to January 2022. Prior to his work with start-ups, Mr. Pomeroy was Vice President of R&D at Lifescan Inc., a subsidiary of Johnson & Johnson (NYSE: JNJ), a research and development, manufacturer and products company in the healthcare field, from September 2013 to December 2017, and as a Systems Engineer and Contract Administrator with GE Aviation, an aircraft engine supplier and a subsidiary of General Electric Company (NYSE: GE), a high tech global industrial company, from 1982 to 2002. Mr. Pomeroy received his Bachelor of Science degree at the Georgia Institute of Technology and his Master of Science from the Massachusetts Institute of Technology.

We believe that Mr. Pomeroy’s manufacturing, research and development, and aviation experience will make him a valuable addition to the Board.

The principal business address of Mr. Coleman is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870. The principal business address of Mr. Pomeroy is 3168 Victoria Ave., Cincinnati, Ohio 45208.

As of the date hereof, neither of the Star Equity Nominees owns beneficially or of record any securities of the Company and neither of the Star Equity Nominees has entered into any transactions in the securities of the Company during the past two years.

Each of the Star Equity Nominees may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 135,000 shares of Common Stock beneficially owned in the aggregate by all of the Participants. For information regarding transactions in securities of the Company during the past two years by the Participants, please see Schedule I. Each Participant disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own.

In his capacity as an officer of Star Equity Holdings, Mr. Coleman has received and is entitled to receive compensation from Star Equity Holdings and certain of its affiliated funds consisting of salary, bonus and carried interest. For the avoidance of doubt, Mr. Coleman receives compensation in connection with his position with Star Equity Holdings and not in connection with his service as a Star Equity Nominee.

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Each of the Star Equity Nominees has granted Jeffery E. Eberwein and Hannah M. Bible powers of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting.

Star Equity Fund has signed separate letter agreements (the “Indemnification Agreements”) with each of the Star Equity Nominees pursuant to which it and certain of its affiliates have agreed to indemnify such Star Equity Nominee against certain claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Star Equity Nominee in his capacity a as director of the Company, if so elected.

On February 9, 2023, the Participants entered into a Joint Filing and Solicitation Agreement (the “JFSA”) in connection with the Annual Meeting, pursuant to which, among other things, (i) the Participants agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (ii) the Participants agreed to solicit proxies for the election of the Star Equity Nominees at the Annual Meeting, (iii) the Star Equity Nominees agreed not to enter into any transactions in the securities of the Company without the prior written consent of Star Equity Fund and (iv) Star Equity Fund agreed to bear all expenses incurred in connection with the Participants’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.

Mr. Coleman previously served as the Chief Executive Officer of Crossroads Systems. During his tenure, Crossroads Systems negotiated a pre-packaged Chapter 11 bankruptcy proceeding with Crossroads Systems’ stockholders whereby all creditors were paid in full and the preferred stockholders approved the terms of the filing in advance. No objections were filed and the bankruptcy was completed in less than 40 days.

Star Equity believes that each Star Equity Nominee presently is, and if elected as a director of the Company, each of the Star Equity Nominees would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including NYSE Listed Company Manual Section 303.A, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, we acknowledge that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if any Star Equity Nominee is elected, the determination of such Star Equity Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Star Equity Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, there are no arrangements or understandings between or among any of the Participants or any other person or persons pursuant to which the nomination of the Star Equity Nominees described herein is to be made, other than the consent of each of the Star Equity Nominees to be named as a nominee of Star Equity Fund in any proxy statement relating to the Annual Meeting and serving as a director of the Company, if elected as such at the Annual Meeting. Neither of the Star Equity Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

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Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Star Equity Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Star Equity Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Star Equity Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Star Equity Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Star Equity Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Star Equity Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Star Equity Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Star Equity Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Star Equity Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Star Equity Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Star Equity Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Star Equity Nominee holds any positions or offices with the Company; (xiii) no Star Equity Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Star Equity Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Star Equity Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Star Equity Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

We do not expect that any of the Star Equity Nominees will be unable to stand for election, but, in the event any Star Equity Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Star Equity Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under SVT’s organizational documents and applicable law, if the Company increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

Star Equity and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Star Equity Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting.

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Stockholders will have the ability to vote for up to six nominees on Star Equity’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Star Equity Nominees may do so on Star Equity’s enclosed WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote. Star Equity urges stockholders to vote using our WHITE universal proxy card “FOR” the Star Equity Nominees and “FOR” the Unopposed Company Nominees.

The Company has disclosed that six candidates can be elected to the Board at the Annual Meeting. We are soliciting proxies to elect not only Star Equity Nominees, but also the four Unopposed Company Nominees. Certain information about the Unopposed Company Nominees is set forth in the Company’s proxy statement. Star Equity is not responsible for the accuracy or completeness of any information provided by or relating to the Company or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, the Company or any other statements that the Company or its representatives have made or may otherwise make.

Stockholders are permitted to vote for less than six nominees or for any combination (up to six total) of the Star Equity Nominees and the Company’s nominees on the WHITE universal proxy card. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE STAR EQUITY NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, stockholders are being asked to approve, on an advisory, non-binding basis, the compensation of the Company’s Named Executive Officers, as disclosed in the Company’s proxy statement in accordance with SEC rules.

According to the Company’s proxy statement, this proposal, commonly known as a “Say-on-Pay” proposal, gives you, as a stockholder, the opportunity to express your views on the Company’s Named Executive Officers’ compensation. Your vote is not intended to address any specific item of the Company’s compensation program, but rather to address the Company’s overall approach to the compensation of its Named Executive Officers described in the Company’s proxy statement.

Accordingly, the Board is asking stockholders to vote on the following resolution at the Annual Meeting:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation paid to the Named Executive Officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.”

As discussed in the Company’s proxy statement, this vote on the Named Executive Officer compensation is advisory, and therefore will not be binding on the Company and will not affect any existing compensation or award programs. However, the Board and the Compensation Committee expect to consider the outcome of the vote, along with other relevant factors, when considering future compensation programs.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL 3

ADVISORY VOTE ON THE RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, at the Annual Meeting, the stockholders will be asked to ratify the selection of Freed Maxick as the Company’s independent registered public accounting firm for 2023.

According to the Company’s proxy statement, pursuant to the Rules and Regulations of the SEC, the Audit Committee of the Board has the direct responsibility to appoint, retain, fix the compensation and oversee the work of the Company’s independent registered public accounting firm. Consequently, the Audit Committee will consider the results of the stockholder vote on ratification, but will exercise its judgment, consistent with its primary responsibility, on the appointment and retention of the Company’s independent auditors.

According to the Company’s proxy statement, the affirmative vote of a majority of the votes cast on the proposal, assuming a quorum is present at the Annual Meeting, is required to ratify the appointment of Freed Maxick as the Company’s independent public accounting firm for 2023.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF FREED MAXICK AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2023, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. According to the Company’s proxy statement, each share of Common Stock has one vote on each proposal at the Annual Meeting.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the Star Equity Nominees and the Unopposed Company Nominees to the Board, “AGAINST” the advisory approval of the compensation of the Company’s Named Executive Officers, “FOR” the ratification of Freed Maxick as the Company’s independent registered public accounting firm for the 2023 fiscal year, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

The Company has disclosed that six candidates can be elected to the Board at the Annual Meeting. We are soliciting proxies to elect not only the two Star Equity Nominees, but also the four Unopposed Company Nominees. Star Equity and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six nominees on Star Equity’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Star Equity Nominees may do so on Star Equity’s WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for less than six nominees or for any combination (up to six total) of the Star Equity Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company’s nominees who we believe are sufficiently qualified to serve as directors – the “Unopposed Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or both of the Star Equity Nominees to be elected to the Board.

We believe that voting on the WHITE universal proxy card provides the best opportunity for stockholders to elect all of the Star Equity Nominees and achieve the best Board composition overall. Star Equity therefore urges stockholders to use our WHITE universal proxy card to vote “FOR” the two Star Equity Nominees and “FOR” the four Unopposed Company Nominees.

We recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as directors to help achieve a Board composition that we believe is in the best interest of all stockholders. Star Equity therefore urges stockholders using our WHITE universal proxy card to vote “FOR” both of the Star Equity Nominees and “FOR” the Unopposed Company Nominees.

OUR WHITE UNIVERSAL PROXY CARD WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE TWO STAR EQUITY NOMINEES AND FOUR UNOPPOSED COMPANY NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

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ATTENDING THE ANNUAL MEETING VIRTUALLY ON THE INTERNET

According to the Company’s proxy statement, the Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual Meeting only if you were a shareholder of the Company as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting https://meetnow.global/XXXXXXX. You also will be able to vote your shares online by attending the Annual Meeting by webcast.

To participate in the Annual Meeting, you will need to log on using the control number from your proxy card or meeting notice. The control number can be found in the shaded box.

If you are a registered stockholder, you do not need to register to attend the Annual Meeting virtually on the Internet. If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below. You must submit proof of your proxy power (legal proxy) reflecting your SVT holdings along with your name and email address to Computershare. You must contact the bank or broker who holds your shares to obtain your legal proxy. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, 3 business days prior to the meeting date. Requests for registration should be directed to the Company’s by emailing an image or your legal proxy to shareholdermeetings@computershare.com. You will receive a confirmation of your registration by email after the Company receives your legal proxy.

According to the Company’s proxy statement, the Annual Meeting will begin promptly at ________ _. m., Eastern Time. We encourage you to access the meeting prior to the start time to leave ample time for the check in.

According to the Company’s proxy statement, the virtual meeting platform is fully supported across MS Edge, Firefox, Chrome and Safari browsers and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is no longer supported. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting under the Bylaws and Delaware law. According to the Company’s proxy statement, the presence virtually or by properly executed proxy of the holders of a majority of the votes which may be cast at the Annual Meeting will constitute a quorum. According to the Company’s proxy statement, abstentions, withhold votes or broker non-votes will be counted towards a quorum at the Annual Meeting.

Abstentions and withhold votes are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). The Company and Star Equity are soliciting proxies in connection with the proposals to be voted on at the Annual Meeting, and we expect that brokers will receive proxy materials from both us and the Company, making it a contested solicitation. Accordingly under applicable rules, if your broker receives proxy materials from both us and the Company it will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

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If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Given that Star Equity’s solicitation is a counter-solicitation, under applicable rules, if your broker receives proxy materials from both us and the Company it will not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via the WHITE universal proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, a plurality of the votes cast at the Annual Meeting is required to elect directors. This means that the six director nominees who receive the most votes will be elected to the Board. Any shares not voted “FOR” a particular nominee, whether as a result of a withhold vote or a broker non-vote, will not be counted in such nominee’s favor and will not affect the outcome of the election.

Advisory Approval of Executive Compensation – According to the Company’s proxy statement, advisory approval of the compensation of the Company’s Named Executive Officers for 2023 requires the approval of a majority of the votes cast by stockholders entitled to vote thereon. Abstentions and broker non-votes will not be counted as votes cast and will not affect the outcome of the vote on this proposal.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, the ratification of the appointment of Freed Maxick as the Company’s independent registered public accounting firm for the 2023 fiscal year requires the approval of a majority of the votes cast by stockholders entitled to vote thereon. Abstentions will not be counted as votes cast and will not affect the outcome of the vote on this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Star Equity’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to the completion of voting at the Annual Meeting by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to Star Equity in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company at 1110 Maple Street, Elma, New York 14059 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Star Equity in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, InvestorCom may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Star Equity Nominees.

IF YOU WISH TO VOTE FOR THE STAR EQUITY NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Star Equity. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of Star Equity (as applicable), none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Star Equity Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as nominees.

Star Equity has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $60,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Star Equity has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Star Equity will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately 30 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Star Equity. Costs of this solicitation of proxies are currently estimated to be approximately $___________ (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Star Equity estimates that through the date hereof its expenses in connection with this solicitation are approximately $___________. To the extent legally permissible, if Star Equity is successful in its proxy solicitation, Star Equity intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Star Equity does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in the solicitation are anticipated to be Star Equity Fund, Star Equity Fund GP, Star Value, Star Equity Holdings, Star Investment Management, Jeffrey E. Eberwein and the Star Equity Nominees.

The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity Fund GP is serving as the general partner of Star Equity Fund. The principal business of Star Value is serving as the sole member of Star Equity Fund GP. The principal business of Star Equity Holdings is serving as the parent company of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity Fund. The principal occupation of Mr. Eberwein is serving as Chief Executive Officer of Hudson Global Inc. and Executive Chairman of Star Equity Holdings.

The principal business address of each of Star Equity Fund, Star Equity Fund GP, Star Value, Star Equity Holdings, Star Investment Management and Mr. Eberwein is 53 Forest Ave., Suite 101, Old Greenwich Connecticut, 06870.

Mr. Eberwein is a citizen of the United States of America.

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As of the date of this Proxy Statement, Star Equity Fund beneficially owns directly 135,000 shares of Common Stock, of which 500 shares are held in record name by Star Equity Fund. Star Equity Fund GP, as the general partner of Star Equity Fund, may be deemed to beneficially own the 135,000 shares of Common Stock owned directly by Star Equity Fund. Star Value, as the sole member of Star Equity Fund GP, may be deemed to beneficially own the 135,000 shares of Common Stock owned directly by Star Equity Fund. Star Equity Holdings, as the parent company of Star Equity Fund, may be deemed to beneficially own the 135,000 shares of Common Stock owned directly by Star Equity Fund. Star Investment Management, as the investment manager of Star Equity Fund, may be deemed to beneficially own the 135,000 shares of Common Stock owned directly by Star Equity Fund. Mr. Eberwein, as the Portfolio Manager of Star Equity Fund, may be deemed to beneficially own the 135,000 shares of Common Stock owned directly by Star Equity Fund.

Each Participant may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 135,000 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the Participants, see Schedule I.

The shares of Common Stock purchased by Star Equity Fund were purchased with working capital which includes purchases effected through margin accounts maintained for Star Equity Fund with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by Star Equity Fund.

Mr. Eberwein and Lone Star Value Management, LLC (“LSVM”), an entity which was managed by Mr. Eberwein, are subject to an SEC administrative order dated February 24, 2020, (Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.

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Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Star Equity Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Star Equity Nominee or any of the Star Equity Nominees’ associates that would have required disclosure under Item 407(e)(4) of Regulation S- K had such Star Equity Nominee been a director of the Company, and (c) none of the Star Equity Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which we are not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, InvestorCom, at the address set forth on the back cover of this Proxy Statement, or call toll free at (877) 972-0090 or collect at (203) 972-9300. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to our knowledge.

This Proxy Statement is dated ____________, 2023. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

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STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, in accordance with the rules established by the SEC, any stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intend for inclusion in the Company’s proxy statement for next year’s annual meeting of stockholders must be received by the Company not later than ______, assuming the meeting is held within 30 days of the calendar date of the Annual Meeting. The proposal must comply fully with the requirements of Rule 14a-8. Any Company stockholder who wishes to submit a proposal to be included in the Company’s proxy materials for the 2024 Annual Meeting must submit such proposal to the Company at its office at 1110 Maple Street, P.O. Box 300, Elma, New York 14059, Attention: Secretary, no later than ______, in order to be considered for inclusion, if appropriate, in the Company’s proxy statement and form of proxy relating to the 2024 Annual Meeting.

In accordance with the Bylaws, any stockholder proposal to be considered at next year’s annual meeting but not for inclusion in the proxy statement must be delivered to the Company’s Corporate Secretary no later than ______, assuming the meeting is held within 30 days of the calendar date of the Annual Meeting. The notice must comply fully with the requirements of the Bylaws. Under the Bylaws, a stockholder of record may nominate a person for election as a director at next year’s annual meeting if the stockholder has delivered timely notice to the Corporate Secretary. To be timely, a stockholder’s notice must be delivered to the Corporate Secretary not later than ______. In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Board’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than ______. All such notices, proposals and nominations should be directed to the attention of the Corporate Secretary at Servotronics, Inc., 1110 Maple Street, P.O. Box 300, Elma, New York 14059.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2024 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

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SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

________________

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Star Equity Nominees by marking, signing, dating and mailing the enclosed WHITE universal proxy card promptly.

Star Equity Fund, LP

_________________, 2023

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase / Sale

STAR EQUITY FUND, LP

Purchase of Common Stock	500	06/03/2021
Purchase of Common Stock	500	01/03/2022
Purchase of Common Stock	1,225	01/04/2022
Purchase of Common Stock	975	01/05/2022
Purchase of Common Stock	2,300	01/07/2022
Purchase of Common Stock	6	01/24/2022
Purchase of Common Stock	5,000	01/25/2022
Purchase of Common Stock	2,807	01/26/2022
Purchase of Common Stock	2,193	01/27/2022
Purchase of Common Stock	6,468	01/28/2022
Purchase of Common Stock	60	02/01/2022
Purchase of Common Stock	785	02/02/2022
Purchase of Common Stock	163	02/03/2022
Purchase of Common Stock	493	02/04/2022
Purchase of Common Stock	2,813	02/17/2022
Purchase of Common Stock	6	02/18/2022
Purchase of Common Stock	1,311	02/23/2022
Purchase of Common Stock	950	02/24/2022
Purchase of Common Stock	500	03/01/2022
Purchase of Common Stock	70	03/02/2022
Purchase of Common Stock	99	03/03/2022
Purchase of Common Stock	3,342	03/04/2022
Purchase of Common Stock	1,989	03/07/2022
Purchase of Common Stock	360	03/08/2022
Purchase of Common Stock	762	03/11/2022
Purchase of Common Stock	627	03/14/2022
Purchase of Common Stock	2,329	03/15/2022
Purchase of Common Stock	39	03/16/2022
Purchase of Common Stock	1,199	03/17/2022
Purchase of Common Stock	667	03/29/2022
Purchase of Common Stock	617	04/01/2022
Purchase of Common Stock	852	04/05/2022
Purchase of Common Stock	1,284	04/06/2022
Purchase of Common Stock	1,397	04/07/2022
Purchase of Common Stock	433	04/19/2022
Purchase of Common Stock	1,552	04/20/2022
Purchase of Common Stock	95	04/21/2022
Purchase of Common Stock	6	04/25/2022
Purchase of Common Stock	151	04/26/2022
Purchase of Common Stock	502	04/27/2022
Purchase of Common Stock	66	04/28/2022
Purchase of Common Stock	500	04/29/2022
Purchase of Common Stock	1,695	05/02/2022
Purchase of Common Stock	5,000	05/12/2022
Purchase of Common Stock	200	05/20/2022
Purchase of Common Stock	60	05/27/2022
Purchase of Common Stock	4,740	07/19/2022
Purchase of Common Stock	3,417	07/20/2022
Purchase of Common Stock	9,820	07/21/2022
Purchase of Common Stock	10,000	07/22/2022
Purchase of Common Stock	5,000	07/26/2022
Purchase of Common Stock	351	07/27/2022
Purchase of Common Stock	448	08/04/2022
Purchase of Common Stock	3,744	08/05/2022
Purchase of Common Stock	4,034	08/08/2022
Purchase of Common Stock	4	08/10/2022
Purchase of Common Stock	3,206	08/16/2022
Purchase of Common Stock	495	08/19/2022
Purchase of Common Stock	3,015	08/22/2022
Purchase of Common Stock	4,703	08/23/2022
Purchase of Common Stock	2,865	08/24/2022
Purchase of Common Stock	30	08/25/2022
Purchase of Common Stock	16	09/08/2022
Purchase of Common Stock	2,270	09/09/2022
Purchase of Common Stock	891	09/13/2022
Purchase of Common Stock	3	09/14/2022
Purchase of Common Stock	106	09/22/2022
Purchase of Common Stock	2	09/23/2022
Purchase of Common Stock	50	09/27/2022
Purchase of Common Stock	212	09/29/2022
Purchase of Common Stock	25	10/03/2022
Purchase of Common Stock	1,184	10/04/2022
Purchase of Common Stock	7,346	10/06/2022
Purchase of Common Stock	1,000	10/31/2022
Purchase of Common Stock	4,038	11/02/2022
Purchase of Common Stock	259	11/03/2022
Purchase of Common Stock	703	11/07/2022
Purchase of Common Stock	1	11/09/2022

I-1

SCHEDULE II

The following tables are reprinted from the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission on April 5, 2023.

OWNERSHIP OF COMPANY STOCK

Security Ownership of Certain Beneficial Owners

To the best of our knowledge, no person or group (as those terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) beneficially owned, as of March 15, 2023, more than five percent of the shares of Common Stock outstanding, except as set forth in the following table.

Name and Address of Beneficial Owner	Amount of Common Stock Beneficially Owned	Percent of Common Stock
Servotronics, Inc. Employee Stock Ownership Trust 1110 Maple Street Elma, NY 4059	416,056(2)	16.5%
Estate of Dr. Nicholas D. Trbovich Kenneth D. Trbovich Michael D. Trbovich 960 Porterville Road East Aurora, NY 14052	524,684(3)	20.8%
Beaver Hollow Wellness, LLC 401 East Amherst Street Buffalo, NY 14215	294,643(4)	11.7%
Brent D. Baird 25 Melbourne Place Buffalo, NY 14222	273,661(5)	10.8%
Wax Asset Management, LLC Evan H. Wax 44 Cherry Lane Madison, CT 06443	181,776(6)	7.2%
FMR LLC 245 Summer Street Boston, MA 02210	137,630(7)	5.5%
Star Equity Fund, L.P. 53 Forest Avenue, Suite 101 Old Greenwich, CT 06870	135,000(8)	5.3%

(1)	The percentages are based upon 2,525,313 shares of Common Stock outstanding as of March 15, 2023.
(2)	The Trustees of the Servotronics, Inc. Employee Stock Ownership Trust (the “ESOT”) directs the voting of unallocated shares. The participants in the related plan have the right to direct the voting of shares which have been allocated to their respective accounts; if a participant does not direct the vote, the Trustee may direct the vote of that participant’s shares. As of March 15, 2023, approximately 374,786 shares are allocated to the accounts of participants and approximately 41,270 shares remain unallocated.
(3)	According to a Schedule 13D filed by The Estate of Nicholas D. Trbovich, Sr. (the “Estate”) on December 12, 2022, an amended Schedule 13D filed by Kenneth D. Trbovich (“KDT”) on December 12, 2022 and a Schedule 13D filed by Michael D. Trbovich (“MDT”) on December 15, 2022, (i) the Estate owns and has sole voting and dispositive power over 99,175 of the Shares, which power is exercised KDT and MDT as the co-executors of the Estate, (ii) the Estate indirectly owns and jointly controls 294,643 shares of Common Stock owned by Beaver Hollow Wellness, LLC through the Voting Agreement referenced in footnote 4 below, (iii) KDT owns and has sole voting and dispositive power over 108,780 shares of Common Stock and (iv) MDT owns and has sole voting and dispositive power over 35,559 shares of Common Stock.
II-1

(4)	According to a Schedule 13D filed by Beaver Hollow Wellness, LLC (“BHW”), Founders Software, Inc. and Paul L, Snyder III with the SEC on December 15, 2022, BHW is the beneficial owner of 294,643 shares of Common Stock. Founders Software is a member of, and holder of 50% of the issued and outstanding membership interest of, BHW. Mr. Snyder serves as Chief Executive Officer of BHW and the indirect, majority shareholder and Chairman of the Board of Directors of Founders Software. The Estate of Nicholas D. Trbovich, Sr. (the “Estate”) is a member of BHW and holds the other 50% of the issued and outstanding membership interests of BHW. Founders Software and the Estate entered into a Voting Agreement dated as of December 6, 2022 (the “Voting Agreement”) which governs the voting, transfer, direction of dividend and disposal rights of these 294,643 shares of Common Stock
(5)	According to an amended Schedule 13D filed by Brent D. Baird with the SEC on February 16, 2023, Mr. Baird has sole voting power and sole dispositive power with respect to 273,661 shares of Common Stock.
(6)	According to an amended Schedule 13D filed by Wax Asset Management, LLC and Evan H. Wax with the SEC on November 22, 2022, 179,389 of these shares of Common Stock are owned by investment advisory clients of Wax Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients. Investment advisory contracts also grant the Adviser voting power over the securities held in client accounts.
(7)	According to an amended Schedule 13G filed with the SEC on February 9, 2023 by FRM LLC and Abigail P. Johnson, FRM LLC beneficially owns 137,630 shares of Common Stock, as a result of acting as an investment adviser to various investment companies registered under the Investment Company Act of 1940. Abigail P. Johnson is a Director, Chairman and Chief Executive Officer of FMR LLC.
(8)	According to an amended Schedule 13D filed with the SEC on February 14, 2023 by Star Equity Fund, LP, Star Equity Holdings, Inc., Star Equity Fund GP, LLC, Star Investment Management, LLC, Jeffrey E. Eberwein, Star Value, LLC., Hannah M. Bible, Bashara C. Boyd, Richard K. Coleman, Jr., John W. Gildea, Robert G. Pearse, and G. Mark Pomeroy (collectively, the “Star Equity Group”), the Star Equity Group is the beneficial owner of 135,000 shares of Common Stock. Each reporting person in the Star Equity Group disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Security Ownership of Management and Directors

The following table sets forth certain information available to the Company with respect to shares of Common Stock owned by each director, each nominee for director, each executive officer and all directors, nominees and executive officers as a group, as of March 15, 2023:

Name of Beneficial Owner	Amount of Common Stock Beneficially Owned	Percent of Common Stock
Brent D. Baird	273,661	10.8%
Lisa F. Bencel	9,512(2)	*
Edward C. Cosgrove, Esq.	11,422	*
William F. Farrell, Jr.	21,340	*
Karen L. Howard	2,387	*
Christopher M. Marks	11,422	*
James C. Takacs	38,677(3)	1.5%
Evan H. Wax	181,776(4)	7.2%
Servotronics, Inc. Employee Stock Ownership Trust	416,056(5)	16.6
All directors, nominees and executive officers as a group	943,014	37.3%

*	Less than 1.0%

(1)	The percentages are based upon 2,525,313 shares of Common Stock outstanding as of March 15, 2023.

(2)	Includes 2,225 shares allocated to Ms. Bencel’s account under the ESOT.
(3)	Includes 21,014 shares allocated to Mr. Takacs’ account under the ESOT.

(4)	Includes 179,389 shares owned by investment advisory clients of Wax Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients. Mr. Wax is the President of Wax Asset Management, LLC.

(5)	Mr. Farrell and Ms. Bencel are trustees of the ESOT and could be deemed to have shared investment and/or voting power over those shares. The ESOT holds an aggregate of 416,056 shares of Common Stock, including 2,225 shares credited to the ESOT account of Ms. Bencel and 21,014 shares credited to the ESOT account of Mr. Takacs, previously reported in this table.

II-2

(5)	Mr. Farrell and Ms. Bencel are trustees of the ESOT and could be deemed to have shared investment and/or voting power over those shares. The ESOT holds an aggregate of 416,056 shares of Common Stock, including 1,262 shares credited to the ESOT account of Ms. Bencel and 20,058 shares credited to the ESOT account of Mr. Takacs, previously reported in this table.

II-3

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Star Equity your proxy FOR the election of the Star Equity Nominees and in accordance with Star Equity’s recommendations on the other proposal(s) on the agenda for the Annual Meeting by:

•	SIGNING, DATING AND MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your WHITE universal proxy card.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you should be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE universal voting form and returning it in the enclosed pre-paid return envelope.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Star Equity’s proxy materials,

please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S.

Suite 130

Darien, CT 06820

Stockholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2023

SERVOTRONICS, INC.

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STAR EQUITY FUND, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF SERVOTRONICS, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Jeffrey E. Eberwein and John Grau, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Servotronics, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2023 annual meeting of stockholders of the Company scheduled to be held virtually on __________, 2023, beginning at __________ _.m. Eastern Daylight Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Star Equity Fund, LP (together with the other participants in its solicitation, “Star Equity”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE TWO (2) STAR EQUITY NOMINEES AND “FOR” FOUR (4) COMPANY NOMINEES UNOPPOSED BY STAR EQUITY, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Star Equity Fund’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

STAR EQUITY STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE TWO (2) STAR EQUITY NOMINEES AND “FOR” THE FOUR (4) COMPANY NOMINEES UNOPPOSED BY STAR EQUITY, AND NOT TO VOTE FOR ANY OF THE REMAINING COMPANY NOMINEES, LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO SIX (6) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	Election of six (6) directors to serve for a term to expire at the Annual Meeting of Stockholders in 2024.

STAR EQUITY NOMINEES	FOR	WITHHOLD
a) Richard K. Coleman, Jr.	☐	☐
b) G. Mark Pomeroy	☐	☐

COMPANY NOMINEES UNOPPOSED BY STAR EQUITY	FOR	WITHHOLD
a) Brent D. Baird	☐	☐
b) William F. Farrell, Jr.	☐	☐
c) Karen L. Howard	☐	☐
d) Evan H. Wax	☐	☐

COMPANY NOMINEES OPPOSED BY STAR EQUITY	FOR	WITHHOLD
a) Edward C. Cosgrove	☐	☐
b) Christopher M. Marks	☐	☐

STAR EQUITY MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	The Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s Named Executive Officers for 2022.
☐ FOR	☐ AGAINST	☐ ABSTAIN

STAR EQUITY MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to ratify the appointment of Freed Maxick CPAs, P.C. as the Company’s independent registered public accounting firm for 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

WHITE PROXY CARD

DATED: _____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.